Exhibit 99.1

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

February 10, 2021
Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of InMode Ltd. (the “Company”), to be held on Monday, April 5, 2021, beginning at 17:00, Israel time, at the offices of the Company located at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Company’s notice of the Meeting, as published on February 10, 2021, and the proxy statement (“Proxy Statement”) included within the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on February 25, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

The Board recommends a vote “FOR” each of the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card by means of the envelope provided, or otherwise vote by telephone or over the internet in accordance with the instructions given in your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 5, 2021

Notice is hereby given to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Monday, April 5, 2021, at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel.

The Meeting is being called for the following purposes:

(1)        to re-elect each of Dr. Michael Anghel and Mr. Bruce Mann to serve as a Class II director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until such individual's earlier resignation or retirement; and

(2)       to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

(3) to approve the grant to each of our following directors: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, of 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022.

The Board recommends that the shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

In addition, shareholders attending the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, it is intended that the persons designated as proxies will vote upon such matters in accordance with their best judgment and the interest of the Company.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting in accordance with Section 66(b) of the Companies Law, no later than February 17, 2021, and for all other agenda items, no later than February 13, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than February 24, 2021 with respect to proposed additional agenda items in accordance with Section 66(b) of the Companies Law, and no later than February 20, 2021 with respect to all other proposed additional agenda items.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company, constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to Monday, April 12, 2021, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his/her/it shares) will constitute a quorum.

Only shareholders of record at the close of business on Thursday, February 25, 2021, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

Approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about March 10, 2021 to all shareholders entitled to participate in and vote at the Meeting. Such proxy statement will also be publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.inmodemd.com. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder that enabled you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on any, some or all agenda items for the Meeting, either via mail to the Company’s offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, no later than March 27, 2021. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 10, 2021

INMODE LTD.

Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel

Tel: +972-4-909-6313

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, nominal value NIS 0.01 per share, of InMode Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Monday, April 5, 2021, beginning at 17:00 Israel time, at the offices of the Company at Tavor Building, Sha'ar Yokneam Industrial Park, Yokneam, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Thursday, February 25, 2021, the record date for the Meeting (the “Record Date”).

The Proxy

Each of Moshe Mizrahy and Yair Malca may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or to the Company by mail at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If you are a shareholder of record as of the record date for the Meeting, subject to applicable law and the rules of the Nasdaq Global Select Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to the Proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to any items presented at the Meeting, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered to the Company's transfer agent, American Stock Transfer & Trust Company, or by mail to the Company at its offices at Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel, Attention: Rafael Lickerman, VP Finance, or by e-mail to Rafael.Lickerman@inmodemd.com, before midnight on the night prior to the time of the Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on Thursday, February 25, 2021, are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of January 21, 2021, there were 38,190,851 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time designated for the Meeting, the Meeting will stand adjourned to Monday, April 12, 2021, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s Articles of Association (the “Adjourned Meeting”). At such Adjourned Meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum. Any reference in this Proxy Statement to the term Meeting shall include the term “Adjourned Meeting” for all purposes.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting or at any adjournment thereof in person or by proxy and voting thereon.

The Board recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investors portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold the Company's ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company's legal counsels, based on the information provided by the Company's transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be publicly filed with the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company or to its transfer agent no later than midnight on the night prior to the Meeting. Proxies delivered to the Company or to its transfer agent after such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual Meeting of Shareholders and this Proxy Statement are available at the Investors section of our Company’s website, www.inmodemd.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to the Company's executive officers during or with respect to the year ended December 31, 2020, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on February 10, 2021, and is accessible through the Company’s website at www.inmodemd.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares as of December 31, 2020 by:

•	each of the Company's directors and executive officers;
•	all of the Company's executive officers and directors collectively as a group; and
•	each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of the Company's ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of December 31, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 37,783,777 ordinary shares outstanding (excluding treasury shares) as of December 31, 2020, according to our transfer agent, and 1,783,617 ordinary shares exercisable within 60 days of December 31, 2020 owned by the above beneficial owners.

Except where otherwise indicated, we believe, based on information furnished to us by such owners and based on public information, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. In addition, none of the Company's shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o InMode Ltd., Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam 2069206, Israel.

Name of Beneficial Owner:	Number of Ordinary Shares	Percentage of Ordinary Shares
5% or Greater Beneficial Owners (other than Directors and Executive Officers)
SpaMedica International SRL(1)	4,436,720	11.21%
Directors and Executive Officers
Dr. Michael Kreindel(2)	4,147,443	10.48%
Moshe Mizrahy(2)	4,847,345	12.25%
Dr. Hadar Ron(3)	100,700	* %
Bruce Mann(2)	26,835	* %
Dr. Michael Anghel(4)	11,250	* %
Yair Malca(5)	100,183	* %
Shakil Lakhani(4)	719,846	1.82%
Dr. Spero Theodorou(4)	674,697	1.71%
Total for all Directors and Executive Officers as a Group (8 persons)	10,628,299	26.86%

*	Represents less than one (1%) percent.

(1)
SpaMedica International SRL is wholly-owned by The SMFT Trust (The Stephen Mulholland Family Trust), a Barbados trust that is wholly owned by Stephen Mulholland and controlled and managed by its independent trustee. Stephen Mulholland has voting and dispositive rights over the ordinary shares beneficially owned by SpaMedica International SRL and therefore may be deemed to beneficially own such ordinary shares. The shareholder’s registered business address is Suite 203, Building No. 8, Harbour Road, Bridgetown, St. Michael, Barbados W.I. BB11145. The beneficial ownership consists of: (i) 4,096,810 ordinary shares, and (ii) options to purchase 339,910 ordinary shares of the Company, exercisable within 60 days of December 31, 2020.

(2)	The beneficial ownership in its entirety is owned as ordinary shares.

(3)	Dr. Hadar Ron's beneficial ownership consists of: (i) 89,450 ordinary shares, and (ii) options to purchase 11,250 ordinary shares, exercisable within 60 days of December 31, 2020.

(4)	The beneficial ownership in its entirety is owned as options to purchase ordinary shares of the Company, exercisable within 60 days of December 31, 2020.

(5)	Mr. Yair Malca's beneficial ownership consists of: (i) 73,519 ordinary shares, and (ii) options to purchase 26,664 ordinary shares, exercisable within 60 days of December 31, 2020.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company's Articles of Association, the number of directors on the Company’s Board is fixed at not less than three (3) and not more than seven (7) members, including External Directors (if any were elected). The minimum and maximum number of directors who could be appointed may be changed, at any time and from time to time, by a resolution adopted at the general meeting of the shareholders by a special majority of 2/3 of the votes cast excluding abstaining votes. Currently, there are five (5) directors serving on the Board.

Pursuant to the most recent resolution of the shareholders of the Company, our directors are divided into three classes set forth in the Company’s Articles of Association, as follows:

(i)	the Class I director is Dr. Hadar Ron, and her term will expire at the annual general meeting of the shareholders to be held in 2023 and when her successor is elected and qualified;

(ii)
the Class II directors are Dr. Michael Anghel and Mr. Bruce Mann, and their terms will expire at the annual general meeting of the shareholders to be held in 2021 and when their successors are elected and qualified; and

(iii)
the Class III directors are Mr. Moshe Mizrahy and Dr. Michael Kreindel, and their terms will expire at the annual general meeting of the shareholders to be held in 2022 and when their successors are elected and qualified.

Pursuant to our Articles of Association, the term of office of the Class II directors, Dr. Michael Anghel and Mr. Bruce Mann, expires at the Meeting. Any director whose term has expired may be re-elected to the Board except as provided by applicable law.

In accordance with the exemptions available to foreign private issuers under Nasdaq rules, we are not required to follow the requirements of Nasdaq rules with regard to the process of nominating directors. Instead, we are following Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election or re-election.

At the Meeting, the shareholders will be asked to re-elect Dr. Michael Anghel and Mr. Bruce Mann as Class II directors, following their nomination by our Compensation, Nominating and Corporate Governance Committee and our board of directors.

Under the Company’s Articles of Association, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles of Association, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

RE-ELECTION OF CLASS II DIRECTORS

Background

Our board of directors and compensation, nominating and corporate governance committee have nominated the currently serving Class II directors, Dr. Michael Anghel and Mr. Bruce Mann, for re-election, and our shareholders are being asked to re-elect, each of Dr. Michael Anghel and Mr. Bruce Mann, to serve as a Class II director of the Company, for an additional term commencing on the date of the Meeting until the annual general meeting of shareholders to be held in 2024.

Each of Dr. Michael Anghel and Mr. Bruce Mann has consented to being named in this Proxy Statement and informed us that he is willing to continue serving as a director if re-elected.

In accordance with the Companies Law, each of Dr. Michael Anghel and Mr. Bruce Mann has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

If re-elected pursuant to this proposal, each of Dr. Michael Anghel and Mr. Bruce Mann will continue to be party to an indemnification agreement and exculpation agreement with the Company in the form of indemnification letter and exculpation letter which were entered into in connection with the consummation of our initial public offering and listing on the Nasdaq Stock Market. Each of Dr. Michael Anghel and Mr. Bruce Mann will also continue to be insured under the Company’s directors’ and officers’ insurance coverage policy in effect from time to time, which provides coverage for all directors and other officers of the Company.

In addition, if re-elected pursuant to this proposal, each of Dr. Michael Anghel and Mr. Bruce Mann will continue to receive cash participation compensation and annual compensation in accordance with the Israeli Companies Law Regulations (Reliefs to Public Companies which Shares are Traded on an Exchange Outside of Israel), 5760-2000, with reference to the Israeli Companies Law Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and in accordance with our Compensation Policy.

At the Meeting, the shareholders will be asked to re-elect each of Dr. Michael Anghel and Mr. Bruce Mann to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024. If re-elected, and as approved by our board of directors, Dr. Michael Anghel is expected to continue serving as a member of our compensation committee and chairman of our audit committee, and Mr. Bruce Mann is expected to continue serving as a member of our audit committee and chairman of our compensation committee.

Set forth below is information about the nominees, Dr. Michael Anghel and Mr. Bruce Mann, including age, positions held, principal occupation, business history and experience as director:

Dr. Michael Anghel (Age 82). Dr. Michael Anghel became a director of the Company in August 2019. Dr. Anghel has served on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX) since 2010 and on Bioline’s Investment Monitoring Committee since 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE: DSCT). He currently serves on the board of directors of BiolineRx Ltd. (Nasdaq: BLRX). Until recently, he served as the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an MBA and Ph.D. in Finance from Columbia University, New York.

Bruce Mann (Age 86). Mr. Bruce Mann became a director of the Company in August 2019. Bruce Mann is an independent advisor and consultant on corporate governance, corporate law, and capital markets matters, primarily for emerging technology companies. He was a senior partner, partner, or senior of counsel of Morrison & Foerster LLP for 30 years prior to his retirement in 2017. Mr. Mann has been a Governor-at-Large of the National Association of Securities Dealers (NASD) and a member of the New York Stock Exchange Legal Advisory Committee. He has held numerous positions in the American Bar Association, including chairing the Senior Lawyers Division, the Federal Regulation of Securities Committee and the Venture Capital and Private Equity Committee of the ABA Business Law Section. Mr. Mann holds a BBA from the University of Wisconsin and a JD from the University of Wisconsin Law School.

Proposed Resolutions

We are therefore proposing to adopt the following resolutions:

“RESOLVED, to re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.”

“RESOLVED, to re-elect Mr. Bruce Mann to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolutions.

PROPOSAL TWO

RE-APPOINTMENT OF AUDITORS

Background

Kesselman & Kesselman Certified Public Accounts, a member of PWC, (“PwC”), currently serves as our independent registered public accounting firm and audited our financial statements for the year ended December 31, 2020. PwC has served as our auditors since our inception in 2008. PwC does not have and has not had any financial interest, direct or indirect, in our Company, and does not have and has not had any connection with our Company except in its professional capacity as our independent auditors.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

Our Audit Committee, in accordance with our charter, reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided to our independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of PwC, as the Company’s independent auditors for the year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.

Information on fees paid to the Company's independent public accountants may be found in Item 16C of the Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on February 10, 2021.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE GRANT OF RESTRICTED SHARE UNITS
TO DR. MICHAEL ANGHEL, MR. BRUCE MANN AND DR. HADAR RON

Background

Under Israeli law, any arrangement between a public company and its Directors as to the terms of service require the approval of the compensation committee, board of directors and holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon.

The Proposed grant is in compliance with the Company’s Compensation Policy.

Following the approval of our compensation committee, our Board has approved to grant to each of the following directors: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022, subject to their continued services on the date of vesting.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022, subject to their continued services on the date of vesting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on February 10, 2021, and other filings with the SEC, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at www.inmodemd.com. Shareholders may obtain a copy of these documents without charge at www.inmodemd.com.

              The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Moshe Mizrahy
Moshe Mizrahy
CEO and Chairman of the Board of Directors

February 10, 2021

INMODE LTD

Proxy for Annual General Meeting of the Shareholders on April 5, 2021
Solicited on Behalf of the Board of Directors

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 5, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.	COMPANY NUMBER

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.	ACCOUNT NUMBER

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Proxy Statement and Proxy Card are available at https://astproxyportal.com/ast/22993

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN
1a.
To re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
1b.
To re-elect Mr. Bruce Mann to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.
To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.
To approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022, subject to their continued services on the date of vesting.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INMODE LTD

April 5, 2021

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, Proxy Statement and Proxy Card
are available at https://astproxyportal.com/ast/22993
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR EACH OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN
1a.
To re-elect Dr. Michael Anghel to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
1b.
To re-elect Mr. Bruce Mann to serve as a Class II director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified, or until his earlier resignation or retirement.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.
To approve the re-appointment of Kesselman & Kesselman Certified Public Accounts, a member of PWC, as the Company’s independent auditors for the fiscal year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022.
		☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.
To approve and ratify the grant to each of the following Directors of the Company: Dr. Michael Anghel, Mr. Bruce Mann and Dr. Hadar Ron, 1,000 restricted share units under the Company's 2018 Incentive Plan totaling 3,000 restricted share units, half of which shall vest on December 31, 2021 and the remaining half shall vest on December 31, 2022, subject to their continued services on the date of vesting.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.